UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*
LENDINGCLUB CORP
(Name of Issuer)
Common shares
(Title of Class of Securities)
52603A208
(CUSIP Number)
23 June 2020
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

	(x)  Rule 13d-1(b)

	(_)  Rule 13d-1(c)

	(_)  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



SCHEDULE 13G
CUSIP No.
52603A208

1
Names of Reporting Persons

Assenagon S.A., Assenagon Asset Management S.A.
2
Check the appropriate box if a member of a Group (see instructions)

(a)  ( )
(b)  (x)
3
Sec Use Only


4
Citizenship or Place of Organization

Luxembourg
Number of
Shares
Beneficially
Owned by Each
Reporting
Person With:

5
  Sole Voting Power


  2,096,071

6
  Shared Voting Power




7
  Sole Dispositive Power


  2,096,071

8
  Shared Dispositive Power



9
Aggregate Amount Beneficially Owned by Each Reporting Person

2,096,071
10
Check box if the aggregate amount in row (9) excludes certain shares

( )
11
Percent of class represented by amount in row (9)

3.00%
12
Type of Reporting Person (See Instructions)

FI, FI



Item 1.
(a)	Name of Issuer: LENDINGCLUB CORP
(b)	Address of Issuers Principal Executive Offices:
595 Market Street, Suite 200, San Francisco, CA 94105
Item 2.
(a)	Name of Person Filing: Assenagon S.A.
(b)	Address of Principal Business Office or, if None, Residence:
Aerogolf Center, 1B Heienhaff, 1736 Senningerberg, Luxembourg
(c)	Citizenship:	Luxembourg
(d)	Title and Class of Securities: Common shares
(e)	CUSIP No.:	52603A208
Item 3. 	If this statement is filed pursuant to Section 240.13d-1(b) or
240.13d-2(b) or (c), check whether the person filing is a:
(a)	(_)	Broker or dealer registered under Section 15 of the Act;
(b)	(_)	Bank as defined in Section 3(a)(6) of the Act;
(c)	(_)	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	(_)	Investment company registered under Section 8 of the Investment Company
Act of 1940;
(e)	(_)	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	(_)	An employee benefit plan or endowment fund in accordance with Rule 13d-
1(b)(1)(ii)(F);
(g)	(_)	A parent holding company or control person in accordance with Rule 13d-
1(b)(1)(ii)(G);
(h)	(_)	A savings associations as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);
(i)	(_)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	(x)	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
(k)	(_)	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a
non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
Item 4.	Ownership
(a)	Amount Beneficially Owned:  	 2,096,071
 (b)	Percent of Class:  3.00%
 (c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: 2,096,071
	(ii)	Shared power to vote or to direct the vote:
(iii)	Sole power to dispose or to direct the disposition of: 2,096,071
(iv)	Shared power to dispose or to direct the disposition of:
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (  x  ).
Item 6.	Ownership of more than Five Percent on Behalf of Another Person.
Invesco Markets PLC has the right to receive dividends and the proceeds from the sale of the securities mentioned herein. Invesco Markets PLC is a UCITS investment fund established under the laws of Ireland, and is an umbrella fund to various index tracking sub-funds. Invesco Markets PLC has delegated investment and voting power to its Management Company, Invesco Investment
Management Limited, which has sub-delegated those powers to an investment manager.
Neither Invesco Market PLC nor Invesco Investment Management Limited have retained the right under the respective outsourcing contracts to rescind the authority granted to the investment manager (other than by way of termination of the outsourcing contracts) and are thus not able to regain investment or voting power over the shares within 60 days.
Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.
The subsidiary of Assenagon S.A. is the before mentioned investent manager of
Invesco Markets PLC. Invesco Markets PLC has delegated investment and voting power to its Management Company, Invesco Investment Management Limited, which has sub-delegated those powers to the subsidiary. For identity and classification of the subsidiary, please refer to Exhibit 7.
Item 8.	Identification and classification of members of the group.
Not applicable.
For the group structure, please refer to the attached overview.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.
By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to an EU UCITS Management Company is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the
Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  24 June 2020
/s/ Signature
Name/Title: Dr. Dr. Heimo Ploessnig/Managing Director, Head of Legal&Compliance
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